                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  11 May, 2009

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	11 th May 200 9

Allied Irish Banks, p.l.c.
INTERIM MANAGEMENT STATEMENT

In advance of its Annual General Meeting on 13th May,
Allied Irish Banks, p.l.c. (“AIB”) [NYSE:AIB]
is issuing the following update on business and key performance trends. Please note that all trends in the update are in constant currency terms.

The economic environment prevailing at the time of our 2008 results announcement has continued to deteriorate in the intervening period.
Key features of our overall performance in the year to date are:
  A resilient operating profit before bad debt provisions
  Increased provisions as asset quality continues to weaken
  Continued focus on funding our business in markets that remain dislocated

In the
US, M&T continues to outperform its peers and achieved net income of $64m in the first quarter of 2009 despite increasing its impairment and provision charges.

OPERATING PROFIT
Profit before bad debt provisions has been
good
 in the year to date and up on the corresponding period in 2008.
However, this outcome benefited from base period effects, most no tably
higher
 costs in the early part of 2008.
The
outcome
reflects the very strong
performance of Capital Markets and Global Treasury in particular, driven by interest rate management activities.
This performance is continuing and will be a positive factor for the full year.
Performance in o
ur other operating divisions is in line with our expectations and therefore
down relative to the same period last year. For the group overall, both costs and
income
are down in the year to date. Costs are
being
very actively
managed and are
down by a higher percentage rate than income at this point.
Downward
pressure on income is
expected as the year progresses due to
a
continuation of poor economic conditions and dislocated funding markets.

  Loan and deposit volumes
Demand for credit remains weak and loan balances remain broadly in line with the end of last year in each division. In our
Republic
 of
Ireland

business
there has been a recent pick up in home mortgage applications but no material increase as yet in drawdowns. This increased activity reflects an attractive customer offering and very weak competitor presence in the market

Customer deposits have
stabilised
 in recent weeks following some outflows earlier in the year.
In the current recessionary conditions balances in current (money transmission) accounts have reduced. In
Poland, our deposits are broadly stable and continue to exceed our loans.

Customer resources,

which include deposit and current accounts,
are down by around 10%
 in the first four months of this year. This
mainly reflects
 seasonal factors and outflows from our foreign institutional deposit base earlier in the year and a reduction
from what was a very strong position at the end of 2008.

Customer resources
were up c. 9% year on year at the end of the first quarter.

  Margins
In highly competitive markets and a low interest rate environment, customer deposit margins continue to contract. The elevated price of wholesale market funding is also having an adverse effect on the net interest
margin. Though negative effects are being partly offset by better margins on our lending, overall the net interest margin is expected to reduce this year.

  Non-Interest Income
Lower fees from banking activity, investment banking and asset management and the cost of the Government Guarantee Scheme
are expected to adversely affect
non-interest income for the full year.

  Costs
Cost management is a key priority in the current difficult revenue environment. All expense categories across our business are being closely monitored and controlled.
 The successful drive to reduce costs in 2008 is continuing; costs are significantly down in the first quarter of this year relative to the corresponding period in 2008 and we are also targeting a reduction for the full year 2009.

ASSET QUALITY
At our 2008 results announcement on 2
nd
 March we outlined a base case and a stress scenario.
The bad debt charge in the first quarter of 2009 of close to €800m was a little ahead of the upper end of that base case.
Conditions across our markets have worsened and
there

will be further pressure on the bad debt provision charge for full year 2009.

All commentators broadly concur on the significant downward revisions to expectations for
Irish economic activity and employment that have issued since the beginning of March. Therefore our key macro
assumptions
 for
Ireland

are now
more negative than in the stress scenario
 presented at
our results announcement.
The pace of change is increasing loan impairment and bad debt charges. This continuing factor means that the previous stress scenario charge is likely to be exceeded and we now expect our bad debt charge
for 2009 to
 be around
€4.3 bn, c. 325 basis points of average loans.

Group criticised loans (watch, vulnerable and impaired) have increased in the first quarter to c. €24.3 bn, an increase of close to €
9

bn.

Republic
 of
Ireland

division
represents over 70% of the increase and c. 75% of the group bad debt charge.
Increases continue to be heavily influenced by downgrades in the property, building and construction sector.
When established and implemented, the National Asset Management Agency (NAMA) will seek to address problems in this sector.

Informed by the deteriorating environment and evidenced by the increase in criticised loans, we are aggressively recognising impairment
as it arises.

I
ncreases in the levels of criticised loans in
other
 sectors
are
 now more evident
 in the
Republic
 of
Ireland.
Mortgage arrears stand at c. 2.0% of total mortgages at the end of March up from c. 1.5% in December 2008 and impaired loans have increased to €234m. Pressure on employment is a key factor in these increases although the levels of arrears and impairment remain well below available industry average comparatives.

In our
UK
 division, growth in impaired loans
also
primarily relates to the property, building & construction sector. That sector accounted for close to 90% of the bad debt charge for the first quarter. There is also deterioration in other portfolios in tough economic conditions with increasing pressure evident in the leisure sector.

In Capital Markets there
has been some negative grade migration across portfolios though there are no material adverse trends in any
particular sector or geography.
Our Treasury portfolios
continue to be
subject to regular and intensive review
 and we remain satisfied
 that they will redeem at par.

There
 is
some
deterioration
 evident in our Polish loan book, most notably in the property and consumer cash loan
portfolios.

There is little current activity in the property market, as is the case in other countries, but the Polish market fundamentals remain relatively strong.

CAPITAL

Our capital remains well in excess of regulatory requirements. Our core tier one capital ratio was c. 5.5% at the end of March and will be strengthened in the event that the €3.5 bn Government recapitalisation proposal is approved at the Extraordinary General Meeting on 13th May. We have previously announced our aim to further increase our core tier one capital by €1.5 bn and will advise progress on this initiative as it takes place.

The creation of NAMA will be a key event for the bank and the industry.
 We support this Government initiative and will work with the Government to expedite its implementation.

It is premature at this
point
 to estimate its effect on our capital.

FUNDING
Despite challenging wholesale funding market conditions, w
e continue to source funds across currencies, geographies and products through a range of programmes. Our level of qualifying liquid assets
/ contingent funding
continues to be above the regulatory requirement. We continue to develop contingent collateral and liquidity facilities to further support our funding agenda. Market conditions improved during April and we successfully increased our existing Government guaranteed issue maturing in September 2010 by €1 bn to €3 bn. There was good demand for the issue and overseas investors subscribed for 78% of the additional amount.

 We have also recently seen very good demand for private placements.

Over time, we continue to target a reducing loan to deposit ratio although the already referred to reduction in customer resources since the end of 2008 h as
subsequently
increased that
 ratio.

Further details of our performance and outlook will be provided at our
2009 Interim Results
 announcement on
5
th
 August.

-ENDS-

For further information please contact:

Alan Kelly	Catherine Burke
General Manager, Group Finance	Head of Corporate Relations
AIB Group	AIB Group
Dublin 4	Dublin 4
Tel: +353-1-6600311 ext. 12162	Tel: +353-1-6600311 ext. 13894

Forward-looking statements
This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the Group. In particular, certain statements with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group's future financial position, income growth, business strategy, projected costs, capital position, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of additional factors that could cause actual results and developments to differ materially from those expressed or implied. These factors include, but are not limited to, changes in economic conditions globally and in the regions in which the Group conducts its business, changes in fiscal or other policies adopted by various governments and regulatory authorities, the effects of competition in the geographic and business areas in which the Group conducts its operations, the ability to increase market share and control expenses, the effects of changes in taxation or accounting standards and practices, acquisitions, future exchange and interest rates and the success of the Group in managing these events. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made.
The Group cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Report may not occur. The Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  11 May, 2009

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.